UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VIEWRAY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92672L107

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92672L107

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,469,411(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,469,411(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,469,411(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)
Evidenced by (i) 9,127,990 Shares (as defined below) of ViewRay, Inc., a Delaware corporation (the “Issuer”), and (ii) 341,421 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information provided to the Reporting Persons by the Issuer according to which there were 41,526,228 shares of common stock, par value $0.01 per share (the “Shares”), outstanding on August 22, 2016, and includes an additional 341,421 Shares subject to currently exercisable Warrants.

SCHEDULE 13D

CUSIP No. 92672L107

1		NAME OF REPORTING PERSONS OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,380,084 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,380,084 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,380,084 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (2)
14		TYPE OF REPORTING PERSON (See Instructions) OO
(1)
Evidenced by (i) 9,041,883 Shares (as defined below) of ViewRay, Inc., a Delaware corporation (the “Issuer”), and (ii) 338,201 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information provided to the Reporting Persons by the Issuer according to which there were 41,526,228 shares of common stock, par value $0.01 per share (the “Shares”), outstanding on August 22, 2016, and includes an additional 338,201 Shares subject to currently exercisable Warrants.

SCHEDULE 13D

CUSIP No. 92672L107

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,469,411(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,469,411(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,469,411(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Evidenced by (i) 9,127,990 Shares (as defined below) of ViewRay, Inc., a Delaware corporation (the “Issuer”), and (ii) 341,421 Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information provided to the Reporting Persons by the Issuer according to which there were 41,526,228 shares of common stock, par value $0.01 per share (the “Shares”), outstanding on August 22, 2016, and includes an additional 341,421 shares subject to currently exercisable Warrants.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of ViewRay, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 2 Thermo Fisher Way, Oakwood Village, OH 44146.  The Shares are listed on the NASDAQ Global Market under the ticker symbol “VRAY.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On August 19, 2016, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with the purchasers named therein (the “Participants”), pursuant to which the Issuer agreed to issue and sell to the Participants at an initial closing occurring on August 22, 2016 the following securities (the “Private Placement”): (i) an aggregate of 3,129,703 Shares; and (ii) warrants (the “Warrants”) to purchase up to 938,905 additional Shares. The purchase price for each Share was $2.95, which was equal to the consolidated closing bid price on the NASDAQ Global Market on the day of pricing, August 18, 2016. The purchase price for each Warrant was equal to $0.125 for each Warrant Share, consistent with NASDAQ Global Market requirements for an “at the market” offering, and the Warrants are exercisable at an exercise price of $2.95 per share.  As a result of the Private Placement, the Issuer’s total number of outstanding Shares increased to 41,526,288 following the initial closing (the “Outstanding Share Increase”).  The Subscription Agreement provides for a second closing to occur on or before September 9, 2016, subject to the satisfaction of specified customary closing conditions, at which an aggregate of 1,472,803 Shares and Warrants to purchase up to an additional 441,840 Shares will be issued and sold to one or more of the Participants.

Item 2.	Identity and Background

(a)               This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC (“GP III”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)     Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole general partner of OrbiMed Associates III, LP (“Associates III”) and the sole managing member of GP III, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”).  OPI III and Associates III hold Shares as described herein.  Advisors, GP III, and Isaly have their principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP III are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)     During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to its authority under the limited partnership agreement of OPI III, on August 22, 2016, GP III, as general partner of OPI III, caused OPI III to purchase an aggregate of 1,127,338 Shares at a price per Share of $2.95 and 338,201 Warrants having an exercise price of $2.95 at a price per Warrant of $0.125.  The purchases were funded using OPI III’s working capital.

Pursuant to its authority under the limited partnership agreement of Associates III, on August 22, 2016, Advisors caused Associates III to purchase an aggregate of 10,736 Shares at a price per share of $2.95 and 3,220 Warrants having an exercise price of $2.95 at a price per Warrant of $0.125.  The purchases were funded using Associates III’s working capital.

Item 4.	Purpose of Transaction

The Shares and Warrants initially have been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI III or Associates III.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) — (b) The following disclosure assumes, based on information furnished to the Reporting Persons by the Issuer, that there are 41,526,228 Shares outstanding, which includes 3,129,703 Shares sold in the Private Placement at the initial closing and as confirmed by the Issuer, and for each Reporting Person takes account, as appropriate, of shares subject to currently exercisable Warrants.

As of the date of this filing, Advisors, GP III and Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares.  Such Shares deemed to be indirectly beneficially owned by GP III constitutes approximately 22.4% of the issued and outstanding Shares, and such Shares deemed to be indirectly beneficially owned by Advisors and Isaly constitutes approximately 22.6% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP III, which is the sole general partner of OPI III, and as the sole general partner of Associates III, may be deemed to indirectly beneficially own the Shares held by OPI III and Associates IIII.  GP III, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the Shares held by OPI III.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP III share the power to direct the vote and the disposition of the Shares held by OPI III described in Item 6 below, and Isaly and Advisors share the power to direct the vote and the disposition of the Shares held by Associates III.

In addition, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and/or Associates III, prior to the date of this filing, caused OPI III and Associates III, as applicable, to enter into the agreements referred to in Item 6 below.

 (c)           Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.  As a result of several transactions effected between 2012 and 2015, prior to the Private Placement OPI III and Associates III held 7,914,545 Shares and 75,371 Shares, respectively, beneficial ownership of which Shares was attributable to the Reporting Persons as described in Item 5(a)-(b).

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP III is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Advisors is the sole managing member of GP III, pursuant to the terms of the limited liability company agreement of GP III, and the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, Advisors and GP III have discretionary investment management authority with respect to the assets of OPI III, and Advisors has discretionary investment management authority with respect to the assets of Associates III.  Such authority includes the power of GP III and Advisors to vote and otherwise dispose of securities purchased by OPI III, and the power of Advisors to vote and otherwise dispose of securities purchased by Associates III.  The number of outstanding Shares held of record by OPI III is 9,041,883, and the number of outstanding Shares held of record by Associates III is 86,107.  Advisors may be considered to hold indirectly 9,127,990 Shares, and GP III may be considered to hold indirectly 9,041,883 Shares.

David Bonita (“Bonita”), an employee of Advisors, has been a member of the Board of Directors of the Issuer since January 2008, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Bonita may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Bonita is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such Shares or economic benefits are provided to OPI III and Associates III.

Lock-Up Agreement

In connection with the Private Placement, OPI III and Associates III entered into a lock-up letter with the Issuer (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, OPI III and Associates III will not, during the period ending 180 days after the date of the Private Placement (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI III or Associates III has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended, and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Registration Rights

In connection with the Private Placement, the OPI III and Associates III and the other Participants entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days after the closing of the Private Placement for purposes of registering the resale of the Shares, the shares of common stock issuable upon exercise of the Warrants, and any shares of common stock issued as a dividend or other distribution with respect to the Shares or shares underlying the Warrants. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 135 days after the closing of the Private Placement. The Issuer also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to the Issuer’s obligations under the Registration Rights Agreement.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.	Form of Lock-Up Letter Agreement.
3.	Registration Rights Agreement, dated as of August 22, 2016, by and among ViewRay, Inc. and certain investors signatory thereto.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2016

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.	Form of Lock-Up Letter Agreement.
3.	Registration Rights Agreement, dated as of August 22, 2016, by and among ViewRay, Inc. and certain investors signatory thereto.